May 15, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	MONEYONMOBILE, INC.
Registration Statement on Form S-1 (Registration No. 333-223935) -
Acceleration Request

Ladies and Gentlemen:

Advisory Group Equity Services, Ltd., d/b/a RHK Capital (“RHK”), as deal manager for the referenced offering, hereby concur in the request by MoneyOnMobile, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. (Eastern Time), or as soon as practicable thereafter, on May 15, 2018, pursuant to Rule 461 under the Securities Act. RHK affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Advisory Group Equity Services, Ltd., d/b/a RHK Capital, As Deal Manager

By: /s/ Richard H. Kreger
Name: Richard H. Kreger
Title: Senior Managing Director

Members FINRA & SIPC            276 Post Road West, Westport, CT 06880         www.rhkcapital.com